Exhibit 99.05 - Press Release - March 13, 2002


MCKENZIE BAY FILES WITH USA SEC

BRIGHTON, Mich., Mar 13, 2002 (BUSINESS WIRE) -- McKenzie Bay International Ltd, (OTCBB:MKBY) "MKBY", filed Form 10 with the USA Securities Exchange Commission on March 13, 2002 to become a fully reporting Company.

Upon receiving SEC approval, MKBY will qualify for listing on a USA stock exchange. MKBY intends to seek a listing on the American Stock Exchange upon receiving acceptance from the SEC.

If you care to view this submission, go to the USA SEC website - http://www.sec.gov.

This press release contains certain forward-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains. The actual results of the specific items described in this release, and the company's operations generally, may differ materially from what is projected in such forward-looking statements. Although such statements are based upon the best judgments of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties including, without limitation, the company's dependence on third parties, general market and economic conditions, technical factors, the availability of outside capital, receipt of revenues and other factors, many of which are beyond the control of the company. The company disclaims any obligation to update information contained in any forward-looking statement. In addition, the description of past or present performance as to any person is not an indication of future performance or success. The company will remain dependent upon obtaining future financing to support its continued growth and development to successfully implement its business plan.